Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: September 30, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESENTATION DISSEMINATED BY AIR FRANCE AND

KLM ROYAL DUTCH AIRLINES ON SEPTEMBER 30, 2003.

Creating Europe’s Leading Airline Group

30 September 2003

Warning about Forward-Looking Statements

This presentation contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses.  These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.  These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally.  Air France and KLM caution that the foregoing list of important factors is not exhaustive.  Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F.  Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Legal Disclaimer

Additional Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of
KLM. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United
States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "SEC"). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor
Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP
Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS
AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

This presentation is published in the French and English languages. The English version of the presentation is only authentic  text and shall prevail over the French text in case of any contradiction between the two versions.

Agenda

I                Overall Presentation of the Transaction

II     Strategic Rationale of the Transaction

III    A Tailor-Made Organization

IV   Creating Value for Air France and KLM shareholders

V    Concluding Remarks

Overall Presentation of the Transaction

Air France-KLM:
Europe’s Leading Airline Group

Leveraging the complementarities of Air France and KLM

Offering customers a superior service

Extracting maximum synergies

Preserving brands and values of Air France and KLM

Two major flag carriers combine their strengths and
create the leading European airline group

One Group – Two Airlines

Air France-KLM

KLM

Former Air France
shareholders

Former KLM
shareholders

Air France

100%

100%

Listed   company

Operating company

Operating company

Targeted final Group structure

A Recommended Public Exchange Offer

Exchange offer for 10 KLM common shares:

11 Air France shares

+ 10 Air France warrants

Strike price: €20

Maturity: 3.5 years

Subscription parity: 3 warrants give the right to subscribe
or to acquire 2 Air France shares

Implied value of KLM share: €16.74

KLM common shares valued at €784m based on
Air France closing price as of 29 September 2003

Note: total KLM common shares: 46.8m shares

Air France-KLM: A World Leader

Total traffic (RPK)

Worldwide ranking 2002-03

AA

UA

AF + KL

DL

NW

AF

JALS

BA

LH

3rd in traffic

Source : IATA - AEA

European airlines

Non-European airlines

KL (14th)

1st in turnover

Group turnover

Worldwide ranking 2002-03

AF + KL

JALS

AA

LH

UA

DL

AF

BA

ANA

NW

CO

USAir

KL

European airlines

Non-European airlines

Combined turnover: €19.2bn

Source : IATA

SkyTeam: A Leading Alliance

SkyTeam

12%

Star Alliance

22%

oneworld*

17%

Others

40%

KL-NW-CO

9%

SkyTeam
21%

Star Alliance

22%

oneworld*

17%

Others

40%

Today

Tomorrow

* Before the announced integration of Swiss

Source: IATA 2002

** Assuming Northwest and Continental eventually enter SkyTeam

**

Strategic Rationale of the Transaction

Strategic Rationale of the Transaction

Change in European environment

Air France and KLM: two complementary companies

Extracting significant synergies

Changing European Environment
Drives Consolidation

Single European market reinforces the need
for consolidation of the industry

European flag carriers must join one of the three global alliances

Major changes in European regulatory environment

European Court of Justice ruling (November 2002)

Mandate given to the European Commission to negotiate
the Open Sky agreement with the US (June 2003)

EU enlargement provides growth opportunities

Hubs at the Heart of Competition in Europe

4 main hubs

=

54% of flights

Others

9%

LHR

6 significant hubs    21%

LGW, ZRH, MAD,
MXP, ROM, MOW

AMS

75% of long-haul flights are concentrated in 10 European hubs

Capital cities

16%

CDG

FRA

Source: OAG bands as of 9 July 2003 – week 36

Direct operating long haul flights

Strategic Rationale of the Transaction

Change in European environment

Air France and KLM:
two complementary companies

Extracting significant synergies

Source : Air France, MIDT data base, April 2002/March 2003

Traffic > via AMS

Traffic > via CDG

Traffic via AMS  ~  via CDG

FRA leading hub

1

Complementary Commercial Presence in Europe

AF only

AF and KLM

KL only

Highly Complementary Long-Haul Networks

Summer 03: week 36 – OAG bands as of 14 May 2003

AF only:               43 destinations

KL only:      27 destinations

AF / KL:                31 common destinations

Total: 101 long-haul destinations

oneworld hubs

SkyTeam hubs

Star Alliance hubs

CPH

FRA

MUC

VIE

MXP

CDG

MAD

LHR

AMS

Two of Europe’s Four Leading Hubs

ZRH

40.7 m passengers
(4th in Europe)

5 runways

Aircraft movements:
4th European airport

Take full advantage of new 5th
runway and extension
to the west wing of the airport

Major Assets: CDG and AMS

48.4 m passengers
(3rd in Europe)

4 runways

Aircraft movements:
1st European airport

4 runways scheduled to be
simultaneously operational
from 2004
Terminal 2E and its
satellites

CDG

AMS

While the main European airports have capacity constraints,
CDG and AMS both have development potential

Note: 2002 figures

Source: ADP & KLM

Two Leading Cargo Players

Ranks 2nd in Europe*

Ranks 4th worldwide*

Turnover = €1.5bn

CDG = 2nd airport in Europe
(1.4m tons)

Ranks 5th in Europe*

Ranks 11th worldwide*

Turnover = €1.1bn

AMS = 4th airport in Europe
(1.3m tons)

Excellent network coverage of major global cargo flows

Single SkyTeam Cargo product line

#1 Europe, #1 World*

Excluding integrated cargo carriers (in RTK)

Source IATA 2002

Maintenance: Combining Expertise and Capabilities

Creation of one of the largest worldwide MRO providers with:

Full capabilities for both Airbus and Boeing product lines

Scale and capacity to meet maintenance requirements
of major airlines

Strong OEM relation / partnership

Airbus, Boeing, General Electric

Large customer base

2002-03 third party turnover for Air France: €540m

2002-03 third party turnover for KLM: €329m

Strategic Rationale of the Transaction

Change in European environment

Air France and KLM: two complementary companies

Extracting significant synergies

Identified Potential Annual Synergies: ~ €440m

* Before remedies which may be requested by the European Commission

Total annual synergies (€m Ebit)

Main actions

TOTAL*                                                                                                                                                                                                220-260       385- 495

Year 5

Year 3

Source: Air France and KLM estimates reviewed by a leading consulting firm

Sales/Distribution

Coordination of sales structures

Sales cost improvements

40

100

Handling and catering

Network

Network / scheduling optimization

95-130

130-195

Revenue Managnt

Revenue management harmonization

Fleet

Optimization of fleet utilization

Coordinated management

Cargo

Network optimization

35

35

Commercial alignments

Support services

Maintenance

Procurement

25

60-65

Insourcing

Pooling (stocks, etc.)

IT systems

Progressive convergence of IT systems

20

50-70

Other

Procurement synergies

5-10

10-30

65-75
110-135
220-260
295-370
385-495
>600
2004-05
2005-06
2006-07
2007-08
2008-09

23

Build-up of Synergies

In €m

Excluding any additional potential synergies with other partner airlines

Excluding one-off implementation costs

Approximately 60% of potential synergies
derived from cost savings

Long-term

Source: Air France and KLM estimates reviewed by a leading consulting firm

KLM Structural Cost Savings Plan
on Top of Expected Synergies

€650m expected improvement in operating income

In €m

Internal costs

Fleet rationalization
and network adjustments

External costs

Source: KLM

325

163

163

A Tailor-Made Organization

A Structure to Take Full Advantage
of the Strategic Fit

Weak

Moderate

Strong

Full

Cooperation strategy

Potential competition

Partial

Significant

Full

Full

Commercial
alliance

Alliance
with JV

Merger
of shareholdings

Full
merger

Air France-KLM

Structuring the Organization

Targeted Group structure

Preserving brands and identity

One listed holding company with two operational airlines

Efficiency and simplicity

Transitional period of three years

Securing traffic rights

Allowing for harmonious development

Targeted Final Group Structure in Three Years

Air France-KLM

KLM

Former Air France
shareholders

Former KLM
shareholders

Air France

100%

100%

Listed   company

Operating company

Operating company

Existing KLM Voting Structure

The Dutch State has an option
allowing it to obtain 50.1%
of KLM’s voting rights if its traffic
rights are challenged
as a consequence of the nationality
of KLM’s shareholders.

Voting rights

Dutch State option

Common shares

73.6%

Dutch State

14.7%

Foundation

11.7%

Planned Three-Year Transitional Shareholding Structure

Air France-KLM

KLM

Former KLM
shareholders

Foundations

100% of economic rights and
49% of voting rights

36.3% of
voting rights

Air France

100%

Operating company

Operating company

Listed  company

Dutch

State
option*

Former Air France
shareholders

* See appendix

Dutch

State

14.7% of
voting rights

Voting rights only

Aimed at protecting traffic rights

Air France and KLM retain their respective

home bases, operating licences, Air Transport Certificates and traffic rights

Air-political status

Passenger/Cargo

Networks/Hubs

Multi-hub system around Paris-CDG and Schiphol
Fair long-term development of long-haul and medium-haul services at the 2 hubs

Maintenance

Long-term sharing of «center of excellence»

Identity and brand

Safeguarding the national identities, logos and brands

of Air France and KLM

Human

resources

Maintenance and further development of «centers of excellence»

No discrimination in promotion decisions

Assurances to Dutch State and to KLM

Assurances granted to the Dutch State: 8-year period

Assurances granted to KLM: 5-year period

Chairman and CEO: Air France Chairman and CEO

Vice-Chairman of the Board: KLM CEO

Board of Directors

16 members including 4 Dutch nationals:

KLM’s CEO

2 members proposed by the Supervisory Board of KLM

1 member proposed by the Dutch State

Strategic Management Committee at Air France-KLM level

Piloting the Enlarged Group (1/3)

Air France-KLM corporate governance

Piloting the Enlarged Group (2/3)

Responsible for overall group strategy including:

Coordinating networks and hubs

Budget and medium-term planning

Fleet and investment strategy

Alliance and partnership strategy

SMC composition:

8 members (4 from each airline)

Deciding vote for Air France-KLM Chairman and CEO

Unanimity required for 3 defined matters:

Modification of assurances

Scope of Group activities

Any inter-company agreement other than arm’s length

Strategic Management Committee (SMC)

Each airline remains responsible for its own commercial
and operational management

Human resources, airworthiness and flight safety,
product delivery, flight and ground operations, etc.

KLM corporate governance

Supervisory Board: 9 members

Air France-KLM representation: 4 out of 9 members during
the 3-year transitional period, and 5 out of 9 thereafter

Management Board: 5 members

Appointed by the Supervisory Board

Air France-KLM representation: 1 member during the 3-year
transitional period

Air France corporate governance

One KLM representative to be appointed as a member
of the Executive Committee of Air France

Piloting the Enlarged Group (3/3)

Air France and KLM Operating Companies

Creating Value
for Air France and KLM Shareholders

Terms of the Offer

Exchange offer for 10 KLM common shares:

11 Air France shares

+ 10 Air France warrants

Strike price: €20

Maturity: 3.5 years

Subscription parity: 3 warrants give the right to subscribe
or to acquire 2 Air France shares

Implied value of KLM share: €16.74

The acquisition of the other classes of shares is secured

The Air France exchange offer values KLM common shares at approximately €784m based on Air France’s closing price as of 29 September 2003

Financial Impact for KLM Shareholders

Premium takes into
account expected benefits
from KLM’s current
restructuring plan

Potential benefit from future
growth opportunities
and synergies

Shareholder in
a significantly strenghtened
group

Benefits

Premium offered

Source: Datastream

84%

6 month average

77%

3 month average

58%

1 month average

40%

Spot price

Premium over

Notes:

- Based on KLM and AF share prices as of 29 September 2003

- Premium including Air France warrants valued at €1.68 (see appendix)

Potential value creation for
Air France shareholders

Value Creation for Air France Shareholders

Value creation as soon as
the first €30m of annual
synergies are extracted

Strong potential upside for
Air France shareholders
based on expected annual
synergies of €440m*
(in year 5): +47%

*Potential full Year Synergies – Objective of €440m within 5 years (mid-range of €385-495m expectations)
Synergies valued at 4.3x (2002-03 EBITDAR multiple of Air France)

Note: the premium proposed to KLM shareholders based on spot prices, including the value of the warrants, is approximately €220m which is equivalent to approximately €50m annual synergies

-10%

0%

10%

20%

30%

40%

50%

60%

70%

80%

90%

0

50

100

150

200

250

300

350

400

450

500

550

600

Break even
at €30m

Substantial potential upside
based on expected synergies (€440m*)

Annual synergies* in €m

Value creation

EPS expected to be accretive from Year 1

Short-Term Improvement
of the Combined Financial Structure

Synergies

KLM restructuring plan

Strict financial discipline

Target gearing within 2 years
after the closing  = 100%**

Air France(1)

KLM(1)

Air France-KLM(2)

Gross debt

4,147

3,805

7,952

Cash and near cash

1,232

919

2,137*

Net debt

2,915

2,886

5,815

Shareholders' Equity

3,994

1,476

4,778

Gearing

72%

195%

121%**

EBITDAR/Net financial charges

7.9x

3.6x

6.2x

* Including transaction impact of €14m   ** without any positive impact of badwill

Notes: (1) figures in local GAAPs; (2) Air France-KLM: aggregate numbers which may be subject to adjustment upon preparation of pro-forma financial statements

As of March 31, 2003 - in €m

Air France-KLM Pro Forma Shareholding

Air France capital

As of 31 March 2003

If all issued warrants are exercised, 31.2 million shares
will be issued and shareholders equity will increase by €624m

Free float will increase by 51.5 million newly issued shares

Others

32.8%

Employees

13.1%

French State

54.0%

Others

26.6%

Ex-KLM

shareholders

19.0%

French State

43.7%

Employees

10.7%

*Assuming all shares are tendered and the capital structure remains unchanged

Air France-KLM capital
post transaction*
(before warrant exercise)

Indicative Timetable

September 30, 2003

Initial public announcement

October 15, 2003
 (expected)

Signing of the final transaction

agreement

October 2003
(expected)

Filing with US Dept. of Justice

and European Commission

1st half of March 2004

Exchange offer expected to be launched

2nd half of March 2004

EGM of Air France and KLM

shareholders

1st half of April 2004

Closing of exchange offer

Concluding Remarks

Benefits for KLM’s Stakeholders

KLM’s shareholders may benefit from substantial value
creation both immediately and in longer term

Immediately: they receive a significant premium through
exchange offer

In the longer term: exposure, through shares and warrants,
to benefits from potential synergies realized by the Group

Preservation of KLM brand and Dutch identity while
capitalizing on the strengths and complementarities
of both airlines

Creation of greater opportunities for employees

Benefits for Air France’s Stakeholders

Emerging as a strengthened airline group

Reinforced competitive position in all business sectors

Enlarged SkyTeam

A value-creating transaction

Premium underpinned by combination benefits
and potential synergies

Further potential for Air France market valuation

Air France-KLM: Europe’s Leading Airline Group

First mover advantage

Unrivalled strategic assets in place ....

… for an industry change

Optimally positioned to benefit from sector development
and deliver value for shareholders

Shared vision for the future

Harmonious development of both airlines

Opportunities for employees to participate in an inspiring project

Offering a superior service to our customers

Further development potential with Alitalia

Creating Europe’s Leading Airline Group

Appendices

Main Conditions for Air France
Share Exchange Offer

Anti-trust clearances
     - European Commission
     - US Dept. of Justice

Clearance from the French
Commission des Privatisations
et des Transferts (CPT)

Minimum level of acceptance
70% of KLM common shares*

Approval by Air France
extraordinary general
shareholders meeting

Main commencement conditions

Main completion conditions

*This condition may be waived by Air France

Dutch State Option

Today the Dutch State has an option allowing it to obtain 50.1% of
KLM's voting rights if KLM's traffic rights are challenged because of the nationality of KLM shareholders.

The option has been maintained but amended in the framework of this transaction. If the Dutch State exercises its option,
the State will vote in the best interest of KLM and in the best interest of the combined group and its shareholders.

The Dutch State option has a duration of 3 years
and may be renewed 3 times for a 12 month period.

At Air France-KLM's request and once the traffic rights are
no longer endangered, the 50.1% voting rights held by
the Dutch State shall be redeemed by KLM.

Warrants offered to KLM shareholders

Main features of the warrants:

10 warrants for 10 KLM Shares

3 warrants give the right to subscribe or to acquire 2 Air France shares

The exercise price of the warrants is €20

The maturity of the warrants is 3.5 years

The warrants can be exercised as of the 18th month following delivery

Theoretical value of the warrant:

Valuation methodology: “Black&Scholes” method (dilution effect of the warrants taken into account).

Key assumptions:

Closing share price of Air France on 29 September 2003: €13.69

Risk free rate of 2.89%

Volatility of the Air France share price: 40%

Air France estimated dividends per share of €0.096, €0.144 and €0.188
(I/B/E/S estimates) during the exercise period

The value of the warrant is estimated to be €1.68

Air France-KLM
Creating Europe’s Leading Airline Group

FY 2002-03

Notes: (1) Figures in local GAAPs; (2) Air France-KLM: aggregate numbers which may be subject to adjustment upon preparation of pro-forma financial statements (3) excluding training aircraft

(4) In average full-time equivalents

                                                     Air France(1)

KLM(1)

Air France-KLM(2)

Total turnover of which

€12.7bn

€6.5bn

€19.2bn

  Passenger

10.5

4.4

14.9

  Cargo

1.5

1.1

2.6

  Maintenance (external)

0.5

0.3

0.8

EBITDAR

€1,992m

€606m

€2,598m

% Market share AEA (in RPKs)

17.6%

10.6%

28.2%

Fleet

360

196(3)

556

Staff(4)

71,525

34,666

106,191

KLM
common

shares

Description of the Transaction

Air France
shareholders

Existing
Air France shares

KLM
shareholders

The newly issued Air France shares and warrants are
offered in exchange for 100% of KLM common shares

Exchange Offer

51.5 m  Air France shares
+ 46.8 m warrants
for 46.8 m KLM shares

51.5 m Air France shares

46.8 m warrants

Capital
increase

New

Air France shares

m

Enlarged SkyTeam Network

Total: 600 destinations